August 5, 2005                         WRITER'S DIRECT NUMBER: (317) 236-2289
                                                      DIRECT FAX: (317) 592-4666
                                         INTERNET: Stephen.Hackman@icemiller.com


VIA EDGAR AND HAND DELIVERY

Jennifer Hardy, Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Mail Stop 7010
Washington, D.C.  20549-7010

         RE:      Haynes International, Inc.
                  Form S-1/A filed July 7, 2005
                  File No. 333-124977

Dear Ms. Hardy:

     On behalf of our client, Haynes International, Inc. (the "Company"), this letter responds to the Staff's comments on the above-referenced filing ("Amendment No. 1") provided to Francis J. Petro by letter dated July 18, 2005. For your convenience, the subheadings and order of responses set forth below correspond with the subheadings and order set forth in the Staff's comment letter. The Staff's comments are in bold. Also enclosed is a marked copy of Amendment No. 2 to the Registration Statement on Form S-1, File No. 333-124977 ("Amendment No. 2"), comparing it to Amendment No. 1. Unless otherwise noted below, the Staff's comments have been addressed in Amendment No. 2. The page numbers in the responses in this letter refer to the respective pages of Amendment No. 2.

                          FORM S-1/A FILED JULY 7, 2005

PROSPECTUS COVER PAGE

1. WE NOTE THAT THE SELLING STOCKHOLDERS MAY SELL THEIR STOCK "AT PRICES THEY MAY DETERMINE AT THE TIME OF SALE" AND YOUR RESPONSE TO PRIOR COMMENT 36. PLEASE SPECIFY THE PRICE OR RANGE OF PRICES AT WHICH THE SELLING STOCKHOLDERS WILL OFFER THE SHARES REGISTERED IN THIS OFFERING. IT IS THE DIVISION'S POSITION THAT WHEN THERE IS NO EXISTING MARKET FOR THE SECURITIES, STATING THAT SELLING STOCKHOLDERS WILL SELL AT PREVAILING MARKET PRICES, FIXED PRICES, NEGOTIATED PRICES, OR AT FIXED PRICES THAT MAY BE CHANGED DOES NOT SATISFY THE REQUIREMENTS OF SCHEDULE A ITEM 16 AND ITEM 501(B)(3) OF REGULATION S-K. PLEASE NOTE THAT YOU MAY INCLUDE LANGUAGE SPECIFYING

Jennifer Hardy, Branch Chief
August 5, 2005
Page 2


     THAT THE PRICE RANGE WILL APPLY UNTIL YOUR SHARES BEGIN TRADING ON AN EXCHANGE OR MARKET OR YOU MAY FILE A POST-EFFECTIVE AMENDMENT TO SWITCH TO A MARKET PRICE WHEN YOUR SHARES BEGIN TRADING ON AN EXCHANGE OR MARKET. ONCE YOU HAVE ESTABLISHED THE PRICE OR RANGE OF PRICES FOR THE SALE OF COMMON STOCK BY THE SELLING STOCKHOLDERS, YOU SHOULD RESPOND TO THE THIRD BULLET OF COMMENT 36 IN OUR LETTER DATED JUNE 10, 2005 ACCORDINGLY.

     The cover page of the prospectus and the "Plan of Distribution" section on page 82 have been modified to disclose the anticipated price range for sales by the selling stockholders. Footnote 14 to the Consolidated Financial Statements on page F-36 has been modified to include disclosure regarding the significant factors contributing to the difference between the fair value of the Company's common stock and the price range provided by the selling stockholders.

     The Company supplementally advises the Staff that the selling stockholders have indicated to the Company that the range of prices at which the selling stockholders generally expect to sell their shares of common stock was arrived at by taking the individual assessments of each selling stockholder regarding current and anticipated future industry trends and the publicly available results of operations for the Company, together with an analysis of trading multiples of comparable public companies, and using these individual assessments to develop a range of prices. According to the selling stockholders, this range of prices is higher than the per share value of $15.37 ascribed on August 31, 2004 due to the significant improvement in the industry in which the Company operates, the industries in which the Company's customers sell their products (principally aerospace) and the Company's operating performance since its emergence from bankruptcy. In addition, certain of the selling stockholders have indicated that they do not presently intend to sell their shares in the immediate term. In part, the range reflects the selling stockholders' expectation that, based on their analysis of the factors described above, the market price of the common stock will continue to rise over time. These prices were established by the selling stockholders based on publicly available information. They do not represent actual market prices and are not the result of any formal valuation by the selling stockholders or the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 23

LIQUIDITY AND CAPITAL RESOURCES, PAGE 35

2. WE NOTE YOUR RESPONSE TO COMMENT 15 IN OUR LETTER DATED JUNE 10, 2005 ALONG WITH YOUR REVISED DISCLOSURES. SPECIFICALLY, WE NOTE THAT YOU INTEND TO FUND THE REMAINING APPROXIMATELY $7.4 MILLION OF CAPITAL EXPENDITURES THROUGH CASH GENERATED BY OPERATIONS IN SOME PART. WE ALSO NOTE THAT YOU HAVE NOT GENERATED POSITIVE CASH FLOWS FROM OPERATIONS IN THE PAST TWO YEARS OR DURING THE MOST RECENT SIX-MOTH PERIOD ENDED MARCH 31, 2005. AS SUCH, IT IS UNCLEAR TO US HOW YOU INTEND TO FUND THE REMAINDER OF YOUR CAPITAL EXPENDITURES IN SOME PART FROM CASH FLOWS FROM OPERATIONS, ESPECIALLY IN LIGHT OF YOUR STATEMENT ON PAGE 45 THAT YOU EXPERIENCED LIQUIDITY SHORTAGES THAT RESULTED IN YOUR INABILITY TO MAKE EQUIPMENT UPGRADES. IN ADDITION, PLEASE EXPAND YOUR FUTURE SOURCES AND USES OF LIQUIDITY SECTION BEGINNING ON PAGE 35 TO INCLUDE A DISCUSSION AND ANALYSIS OF HOW YOU INTEND TO FUND WORKING CAPITAL. YOUR DISCUSSION SHOULD PROVIDE INVESTORS WITH SUFFICIENT INFORMATION HOW YOUR SOURCES OF CASH WILL BE SUFFICIENT TO FUND YOUR CAPITAL EXPENDITURES AND WORKING CAPITAL NEEDS FOR THE NEXT TWELVE MONTHS.

     The "Future Sources and Uses of Liquidity" discussion on pages 36-38 has been revised to more specifically describe the Company's anticipated sources of liquidity. Specifically, we note that, in the quarter ended
     June 30, 2005, the Company generated $5.0 million in cash from operating activities, increased the amount of availability under its credit agreement and increased the amount of cash on hand.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES, PAGE 39

3. WE NOTE YOUR RESPONSE TO THE THIRD BULLET OF COMMENT 17 IN OUR LETTER DATED JUNE 10, 2005. SINCE YOU HAVE NEVER PERFORMED AN IMPAIRMENT TEST DUE TO THE TIMING OF YOUR ANNUAL IMPAIRMENT TEST AND THE DATE THE GOODWILL BALANCE WAS RECORDED, PLEASE

Jennifer Hardy, Branch Chief
August 5, 2005
Page 3

     MAKE THIS FACT CLEAR IN YOUR DISCLOSURE BY REVISING YOUR DISCLOSURE TO STATE THAT YOU WILL REVIEW GOODWILL FOR IMPAIRMENT AS OF AUGUST 31, 2005, YOUR FIRST ANNUAL IMPAIRMENT TESTING DATE, AND THAT NO EVENTS OR CIRCUMSTANCES THAT WOULD INDICATE THE CARRYING AMOUNT OF GOODWILL MAY BE IMPAIRED OCCURRED FROM THE DATE GOODWILL WAS RECORDED, AUGUST 31, 2004, THROUGH THE CURRENT PERIOD.

     The Company has revised the disclosure on page 41 to state that it will review goodwill for impairment as of August 31, 2005, the first annual impairment testing date, and that no events or circumstances have occurred that would indicate the carrying value of goodwill may be impaired since its initial recording on August 31, 2004.

SELLING STOCKHOLDERS, PAGE 72

4. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 24. PLEASE REVISE YOUR DISCLOSURES IN THIS SECTION, AND ELSEWHERE AS APPROPRIATE, TO STATE HOW JANA PARTNERS LLC ACQUIRED ITS SHARES GIVEN THAT IT DID NOT ACQUIRE ITS SHARES DIRECTLY AS RESULT OF THE REORGANIZATION AND PURSUANT TO THE REGISTRATION RIGHTS AGREEMENT, BUT INDIRECTLY FROM AN ENTITY THAT WAS A PARTY TO THE REGISTRATION RIGHTS AGREEMENT. INCLUDE A DISCUSSION OF THE EXEMPTION RELIED UPON FOR THE SALE OF THE SHARES TO JANA PARTNERS LLC AND THE FACTS THAT SUPPORT RELIANCE UPON THE EXEMPTION.

     The disclosure under the caption "Selling Stockholders" on page 74 has been revised to provide the requested information.

HAYNES INTERNATIONAL FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2004
NOTE 1 BACKGROUND AND ORGANIZATION, PAGE F-8
FRESH START REPORTING, PAGE F-10

5. WE NOTE YOUR RESPONSE TO COMMENT 29 IN OUR LETTER DATED JUNE 10, 2005 ALONG WITH YOUR REVISED DISCLOSURES. PLEASE REVISE YOUR DISCLOSURES REGARDING THE VALUATION TO DETERMINE YOUR REORGANIZATION VALUE TO STATE THE PERIOD THE VALUATION WAS PERFORMED. WITH REGARDS TO YOUR VALUATION OF YOUR COMMON STOCK IN CONJUNCTION WITH THE STOCK OPTION GRANTS ON AUGUST 31, 2004, PLEASE REVISE YOUR DISCLOSURE IN NOTE 14 TO STATE THE SIGNIFICANT CHANGES IN THE FINANCIAL INFORMATION USED TO ESTIMATE THE FAIR VALUE OF YOUR COMMON STOCK AS OF AUGUST 31, 2004 VERSUS MARCH 2004 WHEN THE REORGANIZATION VALUE WAS ESTIMATED.

     The Company has revised Note 1 on pages F-9 and F-10 to disclose that the valuation was performed in March 2004. Note 14 on pages F-36 and F-37 has been revised to disclose the significant factors contributing to the increased value of the Company on August 31, 2004 from the valuation in March 2004.

Jennifer Hardy, Branch Chief
August 5, 2005
Page 4

NOTE 12 ENVIRONMENTAL AND LEGAL, PAGE F-35

6. WE NOTE YOUR RESPONSE TO COMMENT 34 IN OUR LETTER DATED JUNE 10, 2005. SAB TOPIC 5:Y INDICATES THAT PRODUCT LIABILITIES ARE TYPICALLY OF SUCH SIGNIFICANCE THAT DETAILED DISCLOSURES REGARDING JUDGMENTS AND ASSUMPTIONS UNDERLYING THE RECOGNITION AND MEASUREMENT OF THESE LIABILITIES ARE NECESSARY TO PREVENT THE FINANCIAL STATEMENTS FROM OMITTING IMPORTANT INFORMATION AND TO INFORM READERS FULLY REGARDING THE RANGE OF REASONABLY POSSIBLE OUTCOMES THAT COULD HAVE A MATERIAL EFFECT ON A REGISTRANT'S FINANCIAL CONDITION, RESULTS OF OPERATIONS, OR LIQUIDITY, ESPECIALLY SINCE ONE OF YOUR FIVE LAWSUITS IS A CLASS ACTION LAWSUIT. AS SUCH, PLEASE REVISE YOUR DISCLOSURE IN YOUR ANNUAL AND INTERIM FINANCIAL STATEMENTS TO PROVIDE THE FOLLOWING INFORMATION REGARDING YOUR WELDING-RELATED PRODUCTS CONTINGENT LIABILITY, AT A MINIMUM:

     o CLARIFY WHETHER YOUR INSURANCE COVERAGE LIMIT OF $25,000 IS PER CASE OR PER CLAIMANT.

     o STATE THE NUMBER OF TOTAL CLAIMANTS FOR EACH OF THE OUTSTANDING LAWSUITS, INCLUDING THE CORRESPONDING DAMAGES ALLEGED.

     o CONFIRM TO US THAT YOU HAVE RECORDED YOUR PROBABLY AND ESTIMATED LOSS IN ACCORDANCE WITH SFAS 5 ON A GROSS BASIS AND RECORDED ANY GAIN CONTINGENCY IN ACCORDANCE WITH SFAS 5 SEPARATELY. PLEASE TELL US THE AMOUNT OF GROSS LIABILITY AND RECEIVABLE RECORDED. IF MATERIAL, DISCLOSE THE GROSS LIABILITY FOR THESE FIVE LAWSUITS, INCLUDING THE TIMEFRAME OVER WHICH THE ACCRUED OR PRESENTLY UNRECOGNIZED AMOUNTS MAY BE PAID OUT.

     o STATE THE AMOUNT OR RANGE OF REASONABLY POSSIBLE LOSS OR STATE THAT SUCH AN ESTIMATE CANNOT BE MADE, AS REQUIRED BY PARAGRAPH 10 OF SFAS 5 AND QUESTION 2 OF SAB TOPIC 5:Y.

     o STATE THE MATERIAL COMPONENTS OF THE ACCRUALS AND THE SIGNIFICANT ASSUMPTIONS UNDERLYING THE ESTIMATES, INCLUDING THE CIRCUMSTANCES THAT MAY AFFECT THE RELIABILITY AND PRECISION OF LOSS ESTIMATES.

     o DISCLOSE THE NATURE AND TERMS OF YOUR INSURANCE COVERAGE, INCLUDING ANY UNCERTAINTIES REGARDING THE LEGAL SUFFICIENCY OF INSURANCE CLAIMS OR SOLVENCY OF INSURANCE CARRIERS.

     o ADDRESS THE EXTENT TO WHICH UNASSERTED CLAIMS ARE REFLECTED IN ANY ACCRUAL OR MAY AFFECT THE MAGNITUDE OF THE CONTINGENCY.

     The Company supplementally advises the Staff that it believes that the manganese welding lawsuits are not, and any potential loss from such suits is highly unlikely to be, material to the Company's financial condition, results of operations or cash flows. There

Jennifer Hardy, Branch Chief
August 5, 2005
Page 5


     were originally 10 similar cases brought against the Company. To date, 6 of these cases have been dismissed and motions to dismiss the remaining cases are pending. The Company's ultimate exposure is further mitigated by the fact that the Company provided only about 0.01% of the products sold in this marketplace. Finally, the Company has insurance coverage for the claims made in these suits which effectively limits the Company's exposure to $25,000 per suit. Accordingly, the discussion of these lawsuits has been deleted from the section captioned "Legal Proceedings" on page 58 and from Note 12 to the Consolidated Financial Statements on pages F-35 and F-49.

EXHIBIT 5.1 - LEGALITY OPINION

7. PLEASE CONFIRM TO US THAT YOU CONCUR WITH OUR UNDERSTANDING THAT YOUR REFERENCE AND LIMITATION TO "GENERAL CORPORATION LAW OF THE STATE OF DELAWARE" INCLUDES THE STATUTORY PROVISIONS AND ALSO ALL APPLICABLE PROVISIONS OF THE DELAWARE CONSTITUTION AND REPORTED JUDICIAL DECISIONS INTERPRETING THESE LAWS.

     Our opinion has been revised to clarify that it is based upon all of the laws of the state of Delaware which are relevant to the matters addressed in the opinion.



                                       Very truly yours,

                                       ICE MILLER


                                       /s/ Stephen J. Hackman
                                       Stephen J. Hackman


cc:      Francis J. Petro
         Marcel M. Martin